AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

April 6, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO PROVIDES PROGRESS REPORT FOR BULK SAMPLING PROGRAM

Avino Silver & Gold Mines Ltd. has reported significant progress towards its goal of beginning a 10,000-tonne bulk sampling program at the company’s Avino Mine near Durango, Mexico. Refurbishing of the 250 tpd processing plant is nearly complete, all operating permits have been issued and the reclamation bond has been posted. Construction and underground development are ongoing, and the company expects to commission the new plant during the second quarter of 2010.

The bulk sampling program will process material from the high-grade San Gonzalo Zone. However, the plant will initially process older, stockpiled materials grading 0.41% Cu, 90 g Ag/t and 1.1 g Au/t. This step will allow the company to fine tune the new plant circuit prior to processing the San Gonzalo material.

Jasman Yee, Avino’s Project Manager, has provided the following progress report as of April 1, 2010:

Underground Development

Ramp development is ongoing with about 65m to go before intersecting the San Gonzalo vein. Several narrow alterations rich in pyrite have been noted and logged during the advancement of the ramp. The 10m cut out for equipment turnaround in the ramp has been completed.

Buildings and Power Supply

The mine office, workshop and diesel fuel storage are about 80% complete. Design of oil spillage from the workshop and fuel storage has been factored in according to the land use permit. DMG, the mining contractor, has overseen the supply of the power generator and the air compressors. The hotel, miners quarters and telecommunications system are complete and fully functional.

Tailings and Reclaim Water Supply

The tailings reclaim water system is operational and plans are in place to reactivate the La Caricol water system as well to ensure milling operations will not be impacted during the balance of the dry season.

Electrical

The entire electrical system has been upgraded in order to comply with CFE requirements. The majority of this work has been completed. However, there is still additional work required as more equipment is added to the operating list.

Plant Refurbishing

The crushing circuit is currently undergoing commissioning. We are expecting a report from Metso verifying that the cone crusher is ready for service and the installation of the lubrication system is within specification.

The jaw crusher, screen and various conveyor belts have been tested and appear to be problem- free. Longer running times are required, however, to ensure moving parts will not overheat during operations. Additional lubrication has been ordered for this purpose.

The 8x6 ball mill was started empty and the speed was measured at 22rpm. At this speed, it represents a little over 80% of critical so its capacity has been optimized. Ball charge is expected to range from 12 to 16 tons depending on the % desired loading.

Photographs and video of the commissioning phase can be found at www.avino.com

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production.  Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.